FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

In accordance with DTR 3.1.4 R(1)(a) and (c) I give details of the following changes in the interest in the Ordinary Shares of GlaxoSmithKline plc (the "Company"):

Director	Transaction
Sir Andrew Witty	The transfer of 1,082 Ordinary Shares from a nominee holding to a Connected Person on 29 December 2014.
Director's Connected Person	Transactions
Sir Andrew Witty's Connected Person
The sale of 1,075 Ordinary Shares and the repurchase of 1,066 Ordinary Shares, and transfer into an ISA, at a price of 1397.77p and 1398.38p per share respectively, on 29 December 2014.
The transfer of 7 Ordinary Shares to Sir Andrew Witty's nominee holding on 30 December 2014.

The Company and the above mentioned persons were advised of these transactions on 30 December 2014.

V A Whyte
Company Secretary

30 December 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: December 30, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc